ORIGINAL

FILED

Nov 17 4 40 PM '05

CLERK

12-2005 MON 03:10 PM GBP LAW FIRM 702 385 3939 P.001

ORDR
PUOY K. PREMSRIRUT, ESQ.
Nevada Bar # 7141
GOODMAN BROWN & PREMSRIRUT
520 South Fourth Street - Suite 320
Las Vegas, Nevada 89101
Telephone: (702) 384-3939
Facsimile: (702) 385-3939

Attorneys for Plaintiff,
VISTA CONTINENTAL CORPORATION

DISTRICT COURT

CLARK COUNTY, NEVADA

VISTA CONTINENTAL CORPORATION, a Delaware Corporation

Plaintiff,

vs.

ALBERTO DOCOUTO, an individual, MIRANDA II MINING, (GUYANA, INC.), Foreign Entity Form Unknown, DOES I through X, inclusive and ROE CORPORATIONS XI through XX, inclusive,

Defendants.

CASE NO.: A510417
DEPT. NO.: XX

ORDER FOR PRELIMINARY INJUNCTION

Plaintiff's Emergency *Ex Parte* Application for Temporary Restraining Order and Motion for Preliminary Injunction on Order Shortening Time having come on regularly for hearing on September 26, 2005, at the hour of 9:00 a.m., Plaintiff, VISTA CONTINENTAL CORPORATION, a Delaware Corporation ("VISTA"), appearing through its counsel of record, PUOY K. PREMSRIRUT, ESQ. of the law firm of GOODMAN BROWN & PREMSRIRUT, and Defendant, ALBERTO DOCOUTO, appearing through his counsel of record, DAVID MINCIN, ESQ. of the LAW OFFICES OF RICHARD MCKNIGHT; the Court having read the moving papers and opposing papers, upon argument of counsel and for good cause shown,

RECEIVED
NOV 17 2005
COUNTY CLERK

IT IS HEREBY ORDERED, ADJUDGED AND DECREED as follows:

1. Nothing to be removed, destroyed, or shredded from any of the offices;

2. Mr. Docouto is not to hold himself out as a board member nor interfere in Vista including no calls, letters, or e-mails to interfere in anyway;

3. Mr. Docouto to contact counsel before going to the VISTA office to make sure there are no problems;

4. Mr. Docouto should not cause any problems whatsoever;

5. Mr. Nash should not incite any problems whatsoever;

6. Rent needs to be paid in normal course of business and Mr. Docouto is still responsible for whatever he previously had responsibility for;

7. Vista is not to say anything about Mr. Docouto; and

8. This Order shall be effective as of September 26, 2005.

IT IS SO ORDERED.

DATED this 17rd day of November 2005.

DISTRICT COURT JUDGE

Submitted by:

GOODMAN BROWN & PREMSRIRUT

By:
PUOY K. PREMSRIRUT, ESQ.
Nevada Bar #7141
520 S. Fourth Street - Suite 320
Las Vegas, Nevada 89101
Attorneys for Plaintiff,
VISTA CONTINENTAL CORPORATION